ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

Brett Cooper (415) 773-5918 bcooper@orrick.com

March 13, 2013

VIA EDGAR

William H. Thompson

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Central Garden & Pet Company Form 10-K for Fiscal Year Ended September 29, 2012 Filed December 13, 2012 Definitive Proxy Statement on Schedule 14A Filed January 11, 2013 File No. 1-33268

Dear Mr. Thompson:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments of the staff of the Securities and Exchange Commission set forth in the letter dated February 12, 2013. For ease of reference, we have set forth each comment in the letter followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 33

1.	Comment: Please include a discussion of income (loss) from operations by reportable segment, as well as a discussion of the significant operating costs that are not allocated to the reportable segments in arriving at segment income (loss) from operations. Refer to Item 303(a) of Regulation S-K.

Response: In response to the staff’s comment, the Company will supplement its disclosure in future filings to include a discussion of income (loss) from operations by reportable

William H. Thompson

March 13, 2013

segment, as well as a discussion of the operating costs that are not allocated to the reportable segments in arriving at segment income (loss) from operations. Following is the disclosure that the Company plans to include in future filings:

Selling, General and Administrative (to include in the discussion of Selling, General and Administrative)

Corporate expenses are included within administrative expense and relate to the costs of unallocated executive, administrative, finance, legal, human resource, and informational technology functions.

Operating Income (Loss) {New caption to appear after discussion of Selling, General and Administrative}

Operating income decreased $10.8 million, or 12.6%, to $74.4 million from $85.2 million in fiscal 2011, due to increased sales and gross profit offset by a lower gross margin and increased selling, general and administrative costs. Operating income declined in our Garden segment and operating expense increased in Corporate, partially offset by an increase in our Pet segment.

Garden operating income declined $9.7 million, or 19.4%, to $40.3 million from $50.0 million in fiscal 2011 due primarily to lower sales and a lower gross margin. Pet operating income increased $10.0 million, or 12.9%, due primarily to increased sales and an improved gross margin, partially offset by increased selling, general and administrative costs, primarily increased advertising and marketing costs. Corporate operating expense increased $11.1 million, or 26.1%, due primarily to the Company’s transformational efforts to centralize certain supply chain activities that were either new or formerly performed within the business units. This resulted in additional corporate operating expenses of $5.3 million. The remaining increase in Corporate operating expenses primarily related to increased legal costs and other transformational activity costs that are managed centrally.

Item 8. Financial Statements and Supplementary Data, page 47 Notes to Consolidated Financial Statements, page F-8

General

2.

Comment: We note your disclosures on page 2 that you continued the process of transformational change you began in fiscal 2011, which you expect to continue over the next several years. We also note your disclosure on page 35 that transformation costs include costs for severance, facility exit costs and shared service center start-up costs. As it appears

William H. Thompson

March 13, 2013

these transformational changes are within the scope of ASC 420, please provide footnote disclosure of each of the following items as required by ASC 420-10-50-1:

•	A description of the transformational changes, including the facts and circumstances leading to the changes and the expected completion date;

•

For each major type of cost associated with the activity (for example, one-time employee termination benefits, lease termination costs and other associated costs), both of the following: (a) The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date; and (b) A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why;

•	The line item(s) in the statements of operations in which the transformation costs are aggregated;

•

For each reportable segment, the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reason(s) why; and

•	If a liability for a cost associated with the transformation is not recognized because fair value cannot be reasonably estimated, that fact and the reasons why

•	These disclosures should be provided each period until the transformational changes have been completed.

Response: In fiscal 2012, the Company continued the process of transformational change it embarked upon in fiscal 2011, consisting of a comprehensive series of organizational and operational initiatives intended to improve its sales and marketing, profitability and operational effectiveness. The Company did not incur material costs associated with exit and disposal activities that are accounted for under ASC 420.

Of the $12.1 million of additional expense related to transformation activities in fiscal 2012, $3.3 million was related to exit and disposal activities accounted for under ASC 420. As of

William H. Thompson

March 13, 2013

September 29, 2012, the Company had $1.1 million of accrued liabilities associated with exit and disposal activities. The $3.3 million of costs related to exit and disposal activities was less than 1% of our cost of goods sold and less than 1% of our selling, general and administrative costs.

The costs related to exit and disposal activities are generally costs to consolidate or close facilities and relocate employees, including one time employee termination benefits and costs to terminate contracts. The majority of costs incurred were transformational in nature, for example, the Company’s sales force realignment, outside consulting costs, and the implementation of a shared service center, and not related to exit or disposal activities. These costs are not expected to be part of the normalized structure of operating the business. The impact of costs associated with exit and disposal activities to the Company’s financial statements was not material to an understanding of the Company’s financial results, and in fact could be construed to detract from the larger factors that the Company disclosed that were impacting those financial statement line items, and was therefore not disclosed.

Additionally, because the costs were incurred throughout the fiscal year, the liability associated with exit and disposal activities was also not material at fiscal 2012 quarter-ends. The Company incurred approximately $0.6 million of exit and disposal costs in fiscal 2011 which were also determined to be immaterial.

The Company has not committed to specific future exit or disposal plans. In general, the Company has plans of various activities it plans to consolidate or stream-line. In fact, the Company recently announced it plans to extend its transformation activities by approximately one year. However, the specific actions have been not been committed to nor approved. The Company does not believe footnote disclosure is material to an understanding of the financial statements. Should the amount incurred for exit and disposal activities become material, the Company will provide additional disclosure for the period and prior year periods.

Note 1. Organization and Significant Accounting Policies, page F-8

Inventories, page F-9

3.

Comment: We note your disclosure that inventories consist primarily of garden products and pet supplies finished goods. However, based on disclosures elsewhere throughout the document we understand that you manufacture a significant amount of the products you sell. As such, please tell us your consideration of disclosing the amounts of raw material,

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March 13, 2013

finished goods, work-in-process and supply inventories at each balance sheet date. Please refer to paragraph 6(a) of Rule 5-02 of Regulation S-X.

Response: The Company maintains levels of raw materials, finished goods, work-in-process and supply inventories. Finished goods inventories comprise the majority of the inventory balance, with historical levels at approximately 65% or more of the total gross inventory balance . The Company has not previously disclosed its levels of raw materials, work-in-process and supply inventories as it has not considered the value of these goods as material to the understanding of the overall inventory value. The Company has disclosed in its Footnote 1, Organization and Significant Accounting Policies, its inventories consist primarily of garden products and pet supplies finished goods.

However, in the interest of improving its disclosures, the Company will disclose the major classes of inventory in a footnote for each balance sheet date in future filings, beginning with its next Form 10-Q for the period ending March 30, 2013. Example disclosure is set forth below:

Note X.                         Inventories, net

Inventories, net of allowance for obsolescence, consist of the following (in thousands):

	September 29, 2012	September 24, 2011
Raw materials	$94,387	$104,298
Work in process	13,587	8,161
Finished goods	209,888	211,346
Supplies	12,170	5,741

Total	$330,032	$329,546

Note 13. Stock-Based Compensation, page F-22

Stock Option Awards, page F-23

4.	Comment: With reference to the applicable provisions in GAAP which support your accounting, please tell us in a reasonable amount of detail how you determined no additional

William H. Thompson

March 13, 2013

compensation cost should be recorded in connection with the March 2012 modification to the performance vesting conditions relating to stock options granted from fiscal 2008 to fiscal 2011.

Response: No additional compensation cost was recorded in connection with the modification to the performance vesting conditions relating to stock options granted from fiscal 2008 to fiscal 2011 because the modification was a probable to probable modification under ASC 718.

ASC 718-10-55-60 through 55-63 notes that awards may vest based on service conditions, performance conditions, or a combination of the two. A modification of vesting conditions is accounted for based on the principles in ASC 718-20-35-3; that is, incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. The effect of the modification on the number of instruments expected to vest also shall be reflected in determining incremental compensation cost. Additionally, total recognized compensation cost for an equity award that is modified shall at least equal the fair value of the award at the grant date unless, at the date of the modification, the performance or service conditions of the original award are not expected to be satisfied.

The Company determined the performance targets were probable of achievement on the date of modification. Additionally, the modification did not affect the number of units expected to vest. Because no other terms or conditions of the award were modified, the modification did not affect the per-share-option fair value at the date of the modification. As such, the modification did not result in incremental compensation cost in excess of the fair value of the original award immediately before the modification.

Definitive Proxy Statement on Schedule 14A Filed January 11, 2013

Compensation Discussion and Analysis, page 13

Annual Bonus, page 16

Fiscal 2012 Bonuses, page 17

5.

Comment: We note that for fiscal 2012, the compensation committee “approved a bonus plan that provides for bonus targets of which 25% is based on net sales, 25% on EBIT and 50% on personal goals” and that the total bonus “will depend upon the extent to which each

William H. Thompson

March 13, 2013

target is satisfied or exceeded.” Please quantify each executive’s net sales and EBIT targets. Further, briefly describe each executive’s personal goals. In your response, please provide the disclosure you intend to include in future filings and confirm that you will disclose historical targets for completed fiscal years in future filings. In this regard, we note your response to comment 5 in our letter dated July 14, 2010.

We also note your disclosure on page 17 that you “will report fiscal 2012 bonus determinations, if any, in a Form 8-K once decisions are made in early 2013.” Please also confirm you will disclose these targets in your Current Report on Form 8-K to be filed in early 2013 (or, if necessary, in an amendment thereto) and discuss how actual results compared to these targets or explain why this disclosure is not appropriate.

Response: In response to the staff’s comment, the Company has confirmed that the named executive officers did not participate in the 2012 bonus plan described on page 17 of the proxy statement, which included only non-management committee employees. No specific personal goals or net sales, EBIT or other financial targets were established for any of the named executive officers. The named executive officers’ bonuses for 2012, if any, will be determined by the Compensation Committee based on an overall evaluation of the Company’s performance and each named executive officer’s performance and contributions for the year. This subjective evaluation is applied to the executive’s target bonus percentage to determine a final award. Although the Compensation Committee may consider financial performance as measured by net sales, EBIT and other objective indicators of financial performance in addition to the Committee’s subjective evaluation of the named executive officer’s personal contributions when determining the bonuses for named executive officers, there is no pre-determined formula or assigning of weights used by the Committee.

The Compensation Committee has not finalized 2012 bonuses. When any bonus is determined, the Company will file a Form 8-K to report the bonuses and the material factors considered and to clarify that the bonuses were not determined pursuant to the 2012 bonus plan described in the proxy statement. If the named executive officers participate in a future bonus plan that includes pre-determined targets such as that used for non-management committee employees, the Company will disclose any historical targets in the Compensation Discussion & Analysis section of the proxy statement similar to what is has done in the past for its performance-based stock option awards.

William H. Thompson

March 13, 2013

If you have any questions about this filing, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	William E. Brown – Chairman

John R. Ranelli – Chief Executive Officer

John F. Seegal

William H. Thompson

March 13, 2013

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ John R. Ranelli

John R. Ranelli

Chief Executive Officer